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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Gary Newberry
Kevin Vaughn
Jason Drory
Suzanne Hayes

Re:	ATAI Life Sciences B.V.
Draft Registration Statement on Form S-1
Confidentially submitted on February 1, 2021
CIK No. 0001840904

Ladies and Gentlemen:

On behalf of ATAI Life Sciences B.V. (the “Company”), we are hereby filing a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on February 1, 2021 (the “Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on March 3, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Market and Industry Data, page ii

1.

We note your statement that industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. These statements appear to imply a disclaimer of responsibility for this information in the registration statement. Please either delete this statement or specifically state that you are liable for the information related to the market and industry data.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page ii of the Registration Statement.

April 20, 2021

Prospectus Summary

Our Company, page 1

2.

Please include an organization and ownership chart to explain the structure of your company and its subsidiaries, including your various ownership percentages. Please also include any variable interest entities. In addition, your ownership in each of these subsidiaries or variable interest entities should be clarified throughout your registration statement. For example, revise references to your subsidiaries to use the partially/wholly owned qualifiers.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages ii and 8 of the Registration Statement to include an organization chart and has revised references to its subsidiaries and variable interest entities throughout the Registration Statement to clarify its ownership.

Our Process, page 2

3.

We note your disclosure in your graphic on page 2 that one of your key selection criteria is that your product candidates have the potential to be “first-in-class” and throughout the registration statement you make statements that your “portfolio includes a number of compounds that have the potential to be developed as first-in-class therapeutics.” The term “first-in-class” suggests that your product candidates are effective and likely to be approved. Given the early stages of development for each of your candidates, the term appears speculative. Please revise to delete these references throughout your registration statement. We will not object to statements that you are developing the candidates to address an unmet need.

Response: The Company respectfully acknowledges the Staff’s comment and has removed the “first-in-class” references from the Registration Statement.

Our Enabling Technologies, page 3

4.

We note your statement here and elsewhere in your draft offering statement that your digital therapeutics platform may “improve patient outcomes” and “has the potential to both secure stronger intellectual property, or IP, protection and increase the probability of success for [y]our programs.” Given the current stage of your product candidates, please remove your statement that your digital therapeutics platform can “improve patient outcomes” and “increase the probability of success of [y]our programs,” or otherwise provide your basis for this claim. In addition, please update your disclosure to explain how your digital therapeutics platform works as well as clarify what makes it novel or unique when compared to existing technology.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3, 140, 147 and 148 of the Registration Statement.

April 20, 2021

Our Pipeline, page 3

5.

With respect to the “Total Programs and Enabling Technologies Per Year Since Inception” chart, we note it indicates you currently have 13 programs and technologies in development. However, you only depict six product candidates in the pipeline table. Additionally, we note you have four other programs identified on pages 147 and 148. To the extent that the other 7 programs and technologies are not material, please move the chart and references to these programs and technologies to the Business section where they can be put in proper context.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to remove the “Total Programs and Enabling Technologies Per Year Since Inception” chart from the Prospectus Summary section.

6.	Additionally, with respect to the total programs and technologies chart, please clarify the following:

•	Whether the programs attributed to each year include the number of continuing programs from the prior year;

•	Whether there were any programs terminated during the timeframe;

•	What minimum criteria was required for inclusion in the chart; and

•	Which programs were acquired and which were created de novo.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the programs attributed to each year include the number of continuing programs from the prior year and that no programs were terminated during the time frame. The Company also advises the staff that all of the Company’s programs and enabling technologies are included in the chart. The Company has revised page 140 of the Registration Statement to indicate which programs were acquired and which were created de novo.

7.

Please disclose which of your product candidates were developed using each of EntheogeniX Biosciences and Introspect Digital Therapeutics. Additionally, clarify whether these programs were acquired to developed de novo.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of its existing programs to date were developed using EntheogeniX Biosciences and Introspect Digital Therapeutics technologies. The Company has revised page 140 of the Registration Statement to clarify whether these technologies were acquired or developed de novo.

8.

We note that you do not hold a majority interest in gaba or Neuronasal. Please explain the extent to which you control the product candidate development and clarify your financial interest in the product candidate, such as rights to commercialization rights, regulatory or development milestone payments, etc.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not currently have a majority interest in Gaba but does have the potential to obtain a majority interest. In addition, through additional ownership obtained in 2021, the Company currently holds a majority interest in Neuronasal. The Company has two members on the board of Gaba. The Company also provides shared services to Gaba. The Company has revised pages 164 and 166 of the Registration Statement to clarify its ownership and interests in Gaba and Neuronasal.

April 20, 2021

Our Emerging Clinical and Preclinical Programs, page 4

9.

We note statements throughout your that imply efficacy. For example only, we note the following statements you make regarding your product candidates: “[PCN-101] demonstrated a rapid and durable response” and “[DMX-102] demonstrated rapid and sustained efficacy in treating opioid use disorder.” Please revise your disclosure throughout your prospectus to revise these and similar statements to eliminate conclusions or predictions that your product candidates are effective as determinations of efficacy are solely within the authority of the FDA or equivalent foreign regulator. You may provide a summary of the objective data that you used to draw these conclusions, and such discussion is more appropriate in the Business section where full and proper context can be provided.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure throughout the Registration Statement to eliminate such conclusions or predictions.

Implications of Being an Emerging Growth Company, page 7

10.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Collaborative relationships with third parties could cause us to expend significant resources and incur substantial business risk with..., page 53

11.

In addition to your cross reference to Note 3 of your financial statements, please quantify the potential aggregate milestones payments outstanding that you may be required to make to maintain your current ownership percentages in your various subsidiaries. In addition, please expand your disclosure here, or in a separate risk factor, to explain how your majority owned operating subsidiaries could seek and accept capital from third party investors, thereby diluting your ownership and control over such entities, without your consent.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 18 of the Registration Statement. The Company advises the Staff that its majority owned operating subsidiaries, other than Perception Neuroscience Holdings, Inc. (“Perception”) and EntheogeniX Biosciences, Inc. (“EntheogeniX”), are required to seek the Company’s consent prior to accepting capital from third-party investors. With respect to both Perception and EntheogeniX, the Company has majority voting ownership of the entity, and representatives of the Company also hold a majority of the seats on the boards of directors of Perception and EntheogeniX. Because of the Company’s contractual consent rights, ownership and control of its majority owned operating subsidiaries, the Company does not believe dilution of its ownership to be a material risk.

Use of Proceeds, page 99

12.

We note your statement that the use of proceeds is to fund the continued development of your clinical and preclinical programs. Please revise your disclosure to allocate the amount of proceeds you expect to use for each of your programs and specify how far in the clinical development of your product candidates you expect to reach with the net proceeds. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. Refer to Instruction 3 of Item 504 of Regulation S-K.

April 20, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 100 of the Registration Statement. The Company confirms that it will further revise its use of proceeds disclosure in a subsequent amendment to provide additional detail once known.

Business, page 126

13.

Provide expanded disclosure of the CHIBA license agreement, the Columbia stock purchase and license agreement, the GABA preferred stock purchase agreement, the Neuronasal preferred stock purchase agreement, the DemeRx preferred stock purchase agreement and any other licensing or collaboration agreements related to PCN-101, RL-007, DMX-1002 or GRX-917 to provide:

•	each party’s rights and obligations;

•	aggregate amounts paid to date;

•	aggregate potential milestone payments;

•	royalty provisions, quantified within a ten point range; and

•	term and termination provisions.

Please file the agreements or provide the basis for your belief they are not required to be filed as exhibits.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows:

CHIBA License Agreement

The Company has revised pages 152 and 153 of the Registration Statement to expand the disclosure of the CHIBA license agreement to provide the requested information. The Company advises the Staff that it has filed the CHIBA license agreement as an exhibit to the Registration Statement.

Perception Collaboration Arrangement

The Company’s subsidiary Perception recently entered into a collaboration agreement with Otsuka Pharmaceutical Co., Ltd. (“Otsuka”) (the “Otsuka Agreement”), and the Company has revised page 153 of the Registration Statement to add disclosure of the requested information. The Company advises the Staff that it does not believe it is required to file the Otsuka Agreement as a material contract as it is the type of arrangement that ordinarily accompanies the kind of business conducted by its subsidiaries in the ordinary course, and it is not a contract upon which the Company’s business is substantially dependent. The Otsuka Agreement is a collaboration and license agreement that was made in the ordinary course of Perception’s drug development and commercialization activities and is also of the type of agreement ordinarily accompanying both the Company and Perception’s business. Further, neither the Company nor Perception are materially dependent on any of the intellectual property rights licensed to Otsuka for development and commercialization in the general geographic region described therein. Although Perception is entitled to receive certain milestone payments and royalties under the Otsuka Agreement, it has not yet received, and may never receive, such payments. For the foregoing reasons, the Company does not believe that its business is substantially dependent on the Otsuka Agreement, and it is therefore not required to file the Otsuka Agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

Columbia Stock Purchase and License Agreement

The Company has revised page 124 of the Registration Statement to expand the disclosure of the Columbia stock purchase agreement and license agreement to provide the requested information. The Company advises the Staff that there are no royalty payments due under the stock purchase agreement and it has filed the Columbia stock purchase agreement and license agreement as exhibits to the Registration Statement.

GABA Preferred Stock Purchase Agreement

The Company has revised pages 124 and 125 of the Registration Statement to expand the disclosure of the GABA preferred stock purchase agreement to provide the requested information. The Company advises the Staff that no royalty payments are due under the GABA preferred stock purchase agreement and that it has filed the agreement as an exhibit to the Registration Statement.

April 20, 2021

Neuronasal Preferred Stock Purchase Agreement

The Company has revised pages 125 and 126 of the Registration Statement to expand the disclosure of the Neuronasal preferred stock purchase agreement to provide the requested information. The Company advises the Staff that no royalty payments are due under the Neuronasal preferred stock purchase agreement and that it has filed the agreement as an exhibit to the Registration Statement.

DemeRx IB

The Company has revised page 127 of the Registration Statement to add disclosure of the DemeRx IB preferred stock purchase agreement to provide the requested information. The Company advises the Staff that no royalty payments are due under the DemeRX IB preferred stock purchase agreement and that it has filed the agreement as an exhibit to the Registration Statement.

FSV7

The Company has revised pages 157 and 158 of the Registration Statement to add disclosure of the Allergan License Agreement relating to FSV7, which subsequently changed its name to Recognify Life Sciences Inc., to provide the requested information and that it has filed the agreement as an exhibit to the Registration Statement.

Our Enabling Technologies, page 135

14.

We note your statement here that you believe your EntheogeniX joint venture will “accelerate drug discovery” and “be a product engine for atai.” Please explain how your technology works and describe what makes the artificial intelligence you are utilizing “novel.” In addition, disclose your basis for your belief that this joint venture may be a “product engine” or otherwise advise if any of your product candidates have been discovered by your joint venture.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3, 140, 147 and 148 of the Registration Statement.

Our Programs, page 136

15.

Throughout this section you disclose third-party studies of certain variations or different formulations of your various product candidates. Please revise to clarify whether the prior trials were conducted on your actual product candidate versus a similar product candidate or different formulation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement to clarify whether prior studies were conducted on its actual product candidate versus a different formulation.

April 20, 2021

16.

In some instances you compare the results to other products. Please clarify whether the prior trials involved head to head studies. If they did not, remove the disclosure comparing the product candidate to another product.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 151 and 164 of the Registration Statement to clarify.

Viridia Life Sciences (VLS-01), page 140

17.

We note your disclosure that you believe your formulation of DMT has “advantages,” including “improved PK-Profile” and Short Duration of Psychedelic Effect.” Please include a description of the objective data supporting these claims.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 154 of the Registration Statement.

Recognify Life Sciences (RL-007), page 141

18.

We note your disclosure that “RL-007 demonstrated pro-cognitive effects in three prior clinical trials.” However, we also note that these prior trials were evaluating RL-007 for the treatment of neuropathic pain. Please advise on how the “pro-cognitive effects” were measured or observed and explain whether the studies were powered to show statistical significance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 156 and 157 of the Registration Statement.

Intellectual Property, page 151

19.

Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction of each patent. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 171 through 173 of the Registration Statement.

Note 5. Equity Method Investments and Other Investments

Equity Method Investments, page F-27

20.

We note your investments in and advances to COMPASS Pathfinder Holding Limited. Refer to Rule 3-09 and Rule 1-02(w)(1) of Regulation S-X for guidance, and provide us with your significance calculations for COMPASS in regard to this guidance. Tell us how you evaluated whether separate financial statements for this significant equity investee would be material to investors and therefore required.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that because the Company qualifies as a smaller reporting company (“SRC”) under Rule 12b-2 of the Securities Exchange Act of 1934, as amended, it is not required to assess the significance of its equity method investments under Rule 3-09 of Article 8 of Regulation S-X. However, the

April 20, 2021

Company acknowledges the Staff’s comment and has concluded, based on the guidance in Section 5.330.2 of the Division of Corporate Finance’s Financial Reporting Manual, that separate financial statements of COMPASS are “material to investors” given the strategic relevance of its investments in and advances to COMPASS and their related materiality to the Company’s consolidated financial statements. The Company has revised the Registration Statement to include separate financial statements of COMPASS as of and for the years ended December 31, 2019 and 2020.

Note 12. Stock-Based Compensation, page F-83

21.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with the analysis requested once the Company has an estimated offering price or range.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:	(via email)
Florian Brand, ATAI Life Sciences B.V.
Greg Weaver, ATAI Life Sciences B.V.
Ian D. Schuman, Latham & Watkins LLP
Oliver Seiler, Latham & Watkins LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Roshni Banker Cariello, Davis Polk & Wardwell LLP